Exhibit 99.1

ShangPharma Corporation Announces Shareholder Resolutions Adopted at 2011 Annual General Meeting

Shanghai, October 14, 2011 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong today. ShangPharma’s shareholders adopted the following resolutions as ordinary resolutions proposed by the Company:

1.	THAT the 2011 Share Incentive Plan, in the form attached as Exhibit A to the Notice of Annual General Meeting to Be Held on October 14, 2011 (the “AGM Notice”) and approved by the resolutions of the Company’s board of directors passed on August 18, 2011, be and hereby is approved and confirmed, and where necessary ratified and that the date of the board resolutions as the effective date of the 2011 Share Incentive Plan be and hereby is approved, confirmed and ratified and that the directors of the Company be and are hereby authorized to grant Awards to subscribe for or acquire shares of the Company thereunder and to allot, issue or approve transfer or otherwise deal with shares of the Company pursuant to the exercise of Awards granted under the 2011 Share Incentive Plan; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

2.	THAT the 2010 Share Incentive Plan, in the form attached as Exhibit B to the Notice of Annual General Meeting to Be Held on October 14, 2011 (the “AGM Notice”) and approved by the resolutions of the Company’s board of directors passed on December 27, 2010, be and hereby is approved, confirmed and ratified and that the date of the board resolutions as the effective date of the 2010 Share Incentive Plan be and hereby is approved, confirmed and ratified and that the directors of the Company be and are hereby authorized to grant Awards to subscribe for or acquire shares of the Company thereunder and to allot, issue or approve transfer or otherwise deal with shares of the Company pursuant to the exercise of Awards granted under the 2010 Share Incentive Plan; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

For further information, please contact:

ShangPharma Corporation

In Shanghai, China

Lan Xie

VP of Finance and Investor Relations

E-mail: IR@shangpharma.com

Christensen

In New York, US

Kimberly Minarovich, +1 917-533-3268

kminarovich@christensenir.com

In Hong Kong

Tip Fleming, +852-9212-0684

tfleming@christensenir.com

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